UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report:  May 2, 2014

Commission file number 001-36028

ARDMORE SHIPPING CORPORATION
(Translation of registrant's name into English)

69 Pitts Bay Road
Hamilton, HM08 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40- F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes	No	X

Item 1 - Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of the 2014 Proxy Statement of Ardmore Shipping Corporation (the “Company”), dated May 2, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARDMORE SHIPPING CORPORATION

Date: May 2, 2014
	By:	/s/ Paul Tivnan
Paul Tivnan
Chief Financial Officer, Treasurer and Secretary